Exhibit 99.1
FreeSeas Announces New Charters for Four of its Handysize Vessels;
Updates Impact of Off Hire Incidents;
Announces Extension of Covenant Waivers
Piraeus, Greece, July 17, 2009 — FreeSeas Inc. (NasdaqGM: FREE, FREEW, FREEZ) (“FreeSeas’’ or the “Company’’), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of seven Handysize vessels and two Handymax vessels, announced today new charters for four of its vessels, the Free Impala, the Free Envoy, the Free Knight and the Free Maverick.
The M/V Free Impala, a 1997-built, 24,111 dwt Handysize vessel, has completed its scheduled dry-docking and has been fixed at a daily rate of $7,500 for a spot time charter trip. The trip is expected to be completed by the end of July 2009.
The M/V Free Envoy, a 1984-built, 26,318 dwt Handysize vessel, has been fixed at a daily rate of $8,300 for a spot time charter trip after completion of its period charter. The new charter is expected to be completed by the beginning of August 2009.
The M/V Free Knight, a 1998-built, 24,111 dwt Handysize vessel, has been fixed at a daily rate of $7,600 for a spot time charter trip of between 45 to 60 days.
The M/V Free Maverick, a 1998-built, 23,998 dwt Handysize vessel, has been fixed at a daily rate of $8,650 for a spot time charter trip of approximately 45 days.
In addition, the Company announced that it expects off-hire days relating to technical and operational occurrences during the second quarter of 2009 to reduce the Company’s income from operations for the quarter by approximately $1 million to $1.5 million in the aggregate. The Company intends to seek to recover a portion of this amount, although there can be no assurances that it will be successful in recovering all or any portion of it.
The Company also announced that it has received an extension of its loan covenant waivers received from First Business Bank S.A. FBB has agreed, subject to execution of appropriate amendments to the loan documents, to extend the previously provided waivers of the vessel value to debt ratio covenant and the parent company leverage ratio covenant from January 1, 2010 to July 1, 2010.
Fleet Employment Data

Vessel Name	Dwt	Type	Built	Employment as of July 2009
Free Destiny	25,240	Handysize	1982	30 day spot time charter trip at $13,400 per day through July 2009
Free Envoy	26,318	Handysize	1984	Spot time charter trip at $8,300 per day, which is expected to be completed by the beginning of August 2009.
Free Goddess	22,051	Handysize	1995	Balance of time charter at $8,000 per day through September 2009 (+50% profit sharing above $10,000); increases to $10,500 per day on September 15, 2009 through January/February 2010 (+50% profit sharing above $12,500 per day)
Free Hero	24,318	Handysize	1995	35 day spot time charter trip at $12,400 per day through July 2009
Free Impala	24,111	Handysize	1997	Spot time charter trip at $7,500 per day, which is expected to be completed by the end of July 2009.

FreeSeas Inc.	Page 2
July 17, 2009

Vessel Name	Dwt	Type	Built	Employment as of July 2009
Free Jupiter	47,777	Handymax	2002	Balance of time charter at $28,000 per day through March 2010 and $24,000 per day through March 2011
Free Knight	24,111	Handysize	1998	45-65 day spot time charter trip at $7,600 per day through September 2009
Free Lady	50,246	Handymax	2003	Balance of time charter at $51,150 per day through May 2010
Free Maverick	23,994	Handysize	1998	45-50 day spot time charter trip at $8,650 per day through August 2009
TOTAL	268,166
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as ``expects,’’ ``intends,’’ ``plans,’’ ``believes,’’ ``anticipates,’’ ``hopes,’’ ``estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact Information:

At the Company	89 Akti Miaouli Street
FreeSeas Inc.	185 38 Piraeus, Greece
Ion Varouxakis, Chief Executive Officer	Investor Relations
011-30-210-45-28-770	The Equity Group Inc.
Fax: 011-30-210-429-10-10	Adam Prior, Vice President
info@freeseas.gr	212-836-9606
www.freeseas.gr	aprior@equityny.com
www.theequitygroup.com